Exhibit 99.1
Shinhan Financial Group submitted a ‘Shinhan Financial Group CSR Report 2013’ to Korea Exchange.

On August 8, 2014, Shinhan Financial Group submitted a ‘Shinhan Financial Group CSR (Corporate Social Responsibility) Report 2013’ to Korea Exchange. The report is available at our website (www.shinhangroup.com).